
02005030

Vb 2-27-02

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	September 30, 1998
Estimated average burden hours per response . . . 12.00	

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III


RECEIVED
FEB 2 6 2002

SEC FILE NUMBER
8- 48878

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/01 (MM/DD/YY) AND ENDING 12/31/01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

ONYX TRADING CORPORATION

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

601 - 108TH Avenue NE, Suite 1900
(No. and Street)

Bellevue, Washington 98004
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Dennis A. Young (425) 943-7693
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Moss Adams LLP
(Name — if individual, state last, first, middle name)

1001 - 4th Avenue, Suite 2900 Seattle, Washington 98154
(Address) (City) (State) Zip Code)

3/11/02

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 1 9 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Dennis A. Young, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ONYX TRADING CORPORATION, as of December 31, XX 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:



CONSUELO AVALOS GALER
COMMISSION EXPIRES
NOTARY
PUBLIC
STATE OF WASHINGTON

Notary Public

Signature

CFO
Title

This report** contains (check all applicable boxes):

- [X] (a) Facing page.
- [X] (b) Statement of Financial Condition.
- [X] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [X] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [X] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [X] (g) Computation of Net Capital
- [X] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [X] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [X] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [X] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- X (o) Statement of Cash Flows

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ONYX TRADING CORPORATION

INDEPENDENT AUDITOR'S REPORT
and
FINANCIAL STATEMENTS
with
SUPPLEMENTAL INFORMATION

DECEMBER 31, 2001

CONTENTS

MOSS-ADAMS LLP

CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT AUDITOR'S REPORT

To the Board of Directors
Onyx Trading Corporation

We have audited the accompanying statement of financial condition of Onyx Trading Corporation as of December 31, 2001, and the related statements of income, stockholder's equity, changes in liabilities subordinated to claims of general creditors and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Onyx Trading Corporation as of December 31, 2001, and the results of its operations and cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental information included in Schedules I, II and III is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplemental information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Moss Adams LLP

Seattle, Washington
January 18, 2002

A member of
Moores Rowland
INTERNATIONAL

An association of independent
accounting firms throughout the world.

ONYX TRADING CORPORATION
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2001

ASSETS

Cash	$ 59,105
Receivable from brokers and dealers	105,231
Trading securities owned, at estimated fair value	26,108
Investment securities owned, not readily marketable, at estimated fair value	22,300
Furniture and equipment, net of accumulated depreciation of $28,099	19,215
Other assets	9,797
	$ 241,756

LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES	
Accrued liabilities	$ 25,493
LIABILITY SUBORDINATED TO CLAIMS OF GENERAL CREDITORS	90,000
COMMITMENTS (Note 3)	
STOCKHOLDER'S EQUITY	
Common stock, no par value; 1,000 shares authorized; 100 shares issued and outstanding	204,572
Accumulated deficit	(78,309)
	126,263
	$ 241,756

See accompanying notes.

ONYX TRADING CORPORATION
STATEMENT OF INCOME
YEAR ENDED DECEMBER 31, 2001

REVENUES	
Principal gains, net	$ 390,603
Interest income	3,617
	394,220
EXPENSES	
Employee compensation and benefits	210,053
Communications	58,963
Occupancy	43,597
Settlement and clearing	14,841
Interest	9,317
Professional	6,717
Taxes, other than income	4,159
Office	3,302
Other	6,880
	357,829
NET INCOME	$ 36,391

See accompanying notes.

ONYX TRADING CORPORATION
STATEMENT OF STOCKHOLDER'S EQUITY
YEAR ENDED DECEMBER 31, 2001

	Common Stock		Accumulated	
	Shares	Amount	Deficit	Total
BALANCE, December 31, 2000	100	$ 209,100	$ (114,700)	$ 94,400
Capital contributions	-	5,000	-	5,000
Capital withdrawals	-	(9,528)	-	(9,528)
Net income	-	-	36,391	36,391
BALANCE, December 31, 2001	100	$ 204,572	$ (78,309)	$ 126,263

See accompanying notes.

ONYX TRADING CORPORATION
STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS
YEAR ENDED DECEMBER 31, 2001

Subordinated liabilities at December 31, 2001 and 2000	$ 90,000

See accompanying notes.

ONYX TRADING CORPORATION
STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2001

CASH FLOWS FROM OPERATING ACTIVITIES	
Net income	$ 36,391
Adjustments to reconcile net income to net cash provided by operating activities	
Depreciation	5,296
Net unrealized appreciation in fair value of investment securities	10,970
Changes in assets and liabilities	
Receivable from brokers and dealers	(517)
Trading securities owned	(7,171)
Other assets	(925)
Accrued liabilities	14,969
	59,013
CASH FLOWS FROM INVESTING ACTIVITIES	
Purchase of furniture and equipment	(6,770)
CASH FLOWS FROM FINANCING ACTIVITIES	
Capital withdrawals	(9,528)
NET CHANGE IN CASH	42,715
CASH	
Beginning of year	16,390
End of year	$ 59,105
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION	
Cash paid during the year for interest	$ 11,240
SUPPLEMENTAL DISCLOSURE OF NON-CASH FINANCING ACTIVITY	
Capital contribution of a security	$ 5,000

See accompanying notes.

Note 1 - Description of Business and Significant Accounting Policies

Description of Business - Onyx Trading Corporation (the Company) is a securities broker-dealer registered with the Securities and Exchange Commission (SEC). The Company is a member of the National Association of Securities Dealers, Inc. (NASD). The Company's activities include agency and principal transactions in equity securities.

Securities Transactions - Securities transactions are recorded on a settlement date basis, generally three business days after trade date. The results of operations using the settlement date basis are not materially different from recording such transactions on a trade date basis.

Securities Owned - Securities are valued at market or estimated fair value, and the resulting unrealized gains and losses are included in revenues from principal transactions. Investment securities owned consist of corporate stocks, the estimated fair value of which approximates cost at December 31, 2001.

Furniture and Equipment - Furniture and equipment is stated at cost and is depreciated using the straight-line method over the estimated useful lives of the assets which range from five to seven years.

Income Taxes - The Company has elected to be taxed as an S Corporation and, with limited exceptions, is not taxed at the corporate level. Instead, its items of income, loss, deduction and credit are passed through to, and taken into account by, its stockholder in computing his individual tax liabilities.

Use of Estimates - The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Note 2 - Subordinated Liability

The Company has a subordinated debt agreement with its stockholder for $90,000. Interest is accrued at 10% with principal and interest due on March 31, 2005. The subordinated borrowing is covered by an agreement approved by the NASD and is thus available in computing net capital under the SEC's Net Capital Rule. To the extent that such borrowing is required for the Company's continued compliance with minimum net capital requirements, it may not be repaid.

Note 3 - Commitments

The Company is obligated under two noncancelable operating leases for its office premises through July 31, 2002. The following is a schedule of minimum lease payments required under the lease:

Year Ending December 31,	
2002	$ 12,412

Rental expense for office premises was $37,685 for the year ended December 31, 2001.

Note 4 - Net Capital Requirement

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2001, the Company had net capital of $172,871, which was $72,871 in excess of its required net capital. The Company's net capital ratio at December 31, 2001 was .14 to 1.

Note 5 - Deposit Held by Clearing Organization

The Company has an agreement with a clearing organization whereby it clears all trades and performs certain other services for the Company. The agreement is cancelable with written notice by either party. As part of this agreement, the Company maintains a deposit at the clearing organization that is recorded within receivable from brokers and dealers and represents 100% of this balance at December 31, 2001.

Note 6 - Concentrations of Credit Risk

The Company is actively involved in securities brokerage and trading. These services are provided to a large and diversified group of clients. The Company's exposure to credit risk associated with the non-performance of these clients in fulfilling their contractual obligations can be directly impacted by volatile or illiquid trading markets, which may impair the ability of clients to satisfy their obligations to the Company.

SUPPLEMENTAL INFORMATION

ONYX TRADING CORPORATION
COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1
DECEMBER 31, 2001

COMPUTATION OF NET CAPITAL

Total stockholder's equity	$ 126,263
Liability subordinated to claims of general creditors	90,000
Total capital and allowable subordinated liabilities	216,263
Less nonallowable assets and other deductions	
Securities not readily marketable	22,300
Furniture and equipment, net	19,215
Other assets	9,674
	51,189
Other additions or allowable credits	
Securities owned	21,686
Net capital before haircuts on securities positions	186,760
Haircuts on securities owned	13,889
Net capital	172,871
Less net capital required - the greater of 6 2/3% of total aggregate indebtedness or $100,000	100,000
Net capital in excess of requirement	$ 72,871

COMPUTATION OF AGGREGATE INDEBTEDNESS

Accrued liabilities	$ 24,753

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Minimum net capital required	$ 100,000
Percentage of aggregate indebtedness to net capital	14%
Ratio of aggregate indebtedness to net capital	.14 to 1

The computation of net capital under Rule 15c3-1 as of December 31, 2001, computed by Onyx Trading Corporation in its Form X-17A-5, Part IIA, as filed with the NASD, does not differ materially from the above computation, which is based on audited financial statements.

SCHEDULE II

ONYX TRADING CORPORATION
COMPUTATION OF RESERVE REQUIREMENTS PURSUANT TO RULE 15c3-3 DECEMBER 31, 2001

The Company is exempt from Rule 15c3-3 under Section (k)(2)(ii), in that it does not trade or carry customer accounts and does not hold customer funds.

ONYX TRADING CORPORATION
INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3
DECEMBER 31, 2001

The Company is exempt from Rule 15c3-3 under Section (k)(2)(ii), in that it does not trade or carry customer accounts and does not hold customer funds.

INDEPENDENT AUDITOR'S REPORT ON INTERNAL ACCOUNTING CONTROL

To the Board of Directors
Onyx Trading Corporation

In planning and performing our audit of the financial statements of Onyx Trading Corporation for the year ended December 31, 2001, we considered its internal control structure including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

We also made a study of the practices and procedures followed by the Company in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and the procedures for determining compliance with the exemptive provisions of rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 220.8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and our study, we believe that the Company's practices and procedures were adequate at December 31, 2001 to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 and should not be used for any other purpose.

Moss Adams LLP

Seattle, Washington
January 18, 2002